May 5, 2009

VIA EDGAR CORRESPONDENCE

Ms. Laura Hatch
Division of Investment Management
Securities and Exchange Commission (“SEC”)
100 F Street, N.E.
Washington, D.C. 20549

Re: The Hartford Mutual Funds, Inc. (SEC File Nos. 333-02381 and 811-07589) (the “Registrant”).

Dear Ms. Hatch:

This letter responds to comments you provided telephonically on Friday, April 24, 2009, with respect to the preliminary proxy statement of The Hartford Mutual Funds, Inc, filed with the SEC on Schedule 14A on April 15, 2009 (“Preliminary Proxy”). On behalf of the Registrant, summaries of the comments and responses are provided below. All page references below refer to the page numbers of the Preliminary Proxy and capitalized terms not otherwise defined herein refer to the meanings given them in the Preliminary Proxy.

1.

Comment: Regarding Question & Answer 3 in the “Important Information” section, please indicate whether shareholders enrolled in an auto-investment plan will also incur up-front sales charges on additional purchases of Class A shares made through such plan after the reclassifications.

Response: We have revised the disclosure to indicate that such shareholders will incur up-front sales charges for additional purchases of Class A shares.

2.

Comment: Regarding Question & Answer 5 in the “Important Information” section, please include a cross-reference to the fee table on page 5 disclosing the specific fees applicable to Class A, Class B, and Class C shares.

Response: We have revised the disclosure consistent with this comment.

3.	Comment: If applicable, please add disclosure indicating how proxies, abstentions and broker non-votes will be voted regarding adjournment in the event a quorum is not obtained.

Response: We have revised the disclosure as appropriate in response to this request.

4.

Comment: In the fee table on page 5 in the section “Anticipated Benefits for Shareholders,” please disclose only the maximum fee chargeable, and disclose the potential range of such fee in a footnote to the table.

Response: We have revised the disclosure consistent with this comment.

5.

Comment: Please indicate whether, in determining to approve the reclassifications, the Board considered that Class B and Class C shareholders would incur front-end sales charges on new purchases made after the reclassifications.

Response: Registrant respectfully declines to add additional disclosure regarding the Board’s considerations when approving the reclassifications. The Board was presented with relevant information necessary to consider the proposed reclassifications. The Board record does not reflect whether the Board expressly considered that reclassified Class B & C shareholders would incur up-front sales charges for additional purchases of Class A shares after the reclassifications.

Please call me at (949) 442-6006 or John V. O’Hanlon at (617) 728-7111 if you have any questions.

Sincerely,

/s/ Alison Ryan

Alison Ryan

cc:	Catherine Marshall John V. O’Hanlon